F 92572 Neuilly-sur-Seine Cedex
Téléphone : +33 1 41 43 15 00
Télécopie : +33 1 41 43 15 65

Cereol

02028640

File No : 82 - 5210

Cereol S.A.
14 boulevard du Général Leclerc
92200 Neuilly sur Seine
France

United States Securities and Exchange Commission
Washington D.C. 20549
United States

SUPPL

SEC MAIL PROCESSING RECEIVED APR 2 2 2002 WASH, D.C. 164 SECTION

Neuilly, April 16th 2002

Re: Disclosure Materials Provided by Cereol Pursuant to Application for Exemption Under Rule 12g3-2 (b)

PROCESSED
MAY 1 4 2002
THOMSON FINANCIAL

Ladies and Gentlemen

Please find attached the following disclosure materials for Cereol:

- Press Release dated 28 March 2002: "Cereol subsidiary announces agreement to acquire control of Canada's largest oilseed processor". (both in French and in English).
- Press Release dated 14 March 2002: "Annual results 2001: clear improvement"(in English).
- Press Release dated 8 February 2002: " Provisionnal results for 2001: clear improvement"(in English).

Cereol is providing these documents to you pursuant to its obligations under Rule 12g3-2 (b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Matthieu Hauw
General Counsel

Cereol subsidiary announces agreement to acquire control of Canada's largest oilseed processor

Neuilly-Sur-Seine, France, 28 March 2002 – Central Soya, the North American operating unit of Cereol S.A., has signed a letter of agreement to acquire full ownership of CanAmera Foods of Canada. Central Soya has owned 50 percent of CanAmera since it was formed in 1992 as a joint venture partnership with Saskatchewan Wheat Pool of Regina, Saskatchewan, and Agricore United of Winnipeg, Manitoba.

CanAmera Foods is based in Oakville, Ontario, and is Canada's largest producer of edible oil products. The company processes canola and soy and has 14 operating locations with about 750 employees, all in Canada.

Central Soya, based in Fort Wayne, Indiana, consists of the North American operating divisions of Cereol S.A. and is a leading processor of soybeans in the United States. A world leader in the research, manufacture and sales of soy protein concentrates and lecithins, Central Soya has 14 operating locations in the United States, Denmark and France and approximately 1,300 employees.

"Acquiring control of CanAmera will make Cereol a more efficient player in the North American market and strategically complement Cereol's worldwide position in packaged vegetable oils and further processed oilseed ingredients," said Carl Hausmann, chairman and CEO of Cereol.

Central Soya has operated in Canada since 1985. Its Canadian operations were merged with CSP Foods to form the CanAmera joint venture in 1992 ; at the same time CanAmera purchased the oilseed processing operations of Canada Packers, creating the largest oilseed processor in Canada.

"With the implementation of the North American Free Trade Agreement (NAFTA) resulting in a significant increase in cross-border trade in oilseed products, this change in ownership will allow Central Soya and CanAmera to operate as one unit, meeting customer needs in a more efficient, coordinated and customer-focused manner" said Hausmann.

The transaction is subject to approval by appropriate authorities in Canada and the U.S. and should be completed in several months.

Cereol is a world leader in packaged seed oils and further processed oilseed ingredients (proteins and lecithins.) Cereol realized net sales of • 5.2 billion in 2001, with over 5,400 employees and 52 industrial units in Europe and North America.

Press contacts :
Tarick Dali
Telephone : +33 1 40 70 11 89
Henri Rieux
Telephone : +33 1 41 43 19 52

Cereol annonce la signature d'un accord en vue d'acquérir la totalité des actions de CanAmera

Neuilly-sur-Seine, le 28 mars 2002 – Central Soya, filiale de Cereol en Amérique du Nord, a signé avec ses partenaires canadiens un accord en vue d'acquérir 50% des actions de CanAmera Foods au Canada. Déjà propriétaire de 50% des actions de cette société depuis la création en 1992 d'une joint venture avec ses partenaires : deux coopératives canadiennes, Saskatchewan Wheat Pool of Regina (Saskatchewan) et Agricore United of Winnipeg (Manitoba), Central Soya détiendra ainsi 100% des actions de CanAmera.

Le siège social de CanAmera Foods est situé à Oakville dans l'Ontario. CanAmera est le plus grand producteur canadien d'huiles végétales. Cette société transforme des graines de canola (colza) et des graines de soja dans ses 14 unités industrielles et emploie environ 750 personnes.

Central Soya est basée à Fort Wayne (Indiana) et représente la partie opérationnelle nord américaine de Cereol. Central Soya est un acteur majeur dans le domaine du soja aux Etats-Unis. C'est aussi un leader mondial dans le domaine des spécialités (protéines et lécithines). Central Soya possède 14 unités industrielles aux Etats-Unis, au Danemark et en France et emploie environ 1 300 personnes.

Cette nouvelle prise de participation dans CanAmera va permettre à Cereol de devenir un acteur plus efficace dans le marché nord américain et va renforcer sa position de leader mondial dans les huiles végétales conditionnées et dans les spécialités.

Central Soya est présente au Canada depuis 1985. Ses opérations canadiennes ont fusionné avec celles de CSP Foods en 1992 pour créer la joint venture CanAmera. A la même époque, CanAmera a acquis les usines de transformation de graines oléagineuses de Canada Packers et est ainsi devenue le plus grand opérateur canadien.

Avec la mise en place du NAFTA (North American Free Trade Agreement), le commerce d'huiles et de tourteaux entre les Etats-Unis et le Canada a augmenté de manière significative. Cette prise de participation va permettre à Central Soya et à CanAmera de former une seule entité opérationnelle dans le but de mieux répondre aux besoins du consommateur et d'opérer de façon coordonnée et plus efficace pour mieux servir ses clients.

Cet accord est sujet à l'approbation par les autorités compétentes au Canada et aux Etats-Unis et devrait être finalisé dans les prochains mois.

Cereol est le leader mondial en huiles végétales conditionnées et en lécithines et protéines élaborées. Cereol a réalisé en 2001 un chiffre d'affaires de 5,2 milliards d'Euros et un résultat d'exploitation de 200,5 millions d'Euros.
Cereol emploie plus de 5 400 personnes et possède 52 unités industrielles en Europe et en Amérique du Nord.

Contacts Presse :
Tarick Dali
Téléphone : +33 1 40 70 11 89
Henri Rieux
Téléphone : +33 1 41 43 19 52

Provisional results for 2001 : clear improvement

Paris, 8th February 2002 - Cereol's Board of Directors met on February 7th 2002 under the Chairmanship of Carl Hausmann to examine Cereol's preliminary non-audited consolidated accounts for 2001.

Cereol's Board Meeting will be convened on 14th March 2002 to definitively close the accounts and shall decide the amount of dividend to be paid.

The operating profits for 2000 and 2001 set out below do not take into account the final accounting treatment due to goodwill allocation following the de-merger of the Eridania Béghin-Say group.

Key data (millions of Euros)	2000 (see note)	2001 (non audited)	^ %
Turnover	4,764.8	5,178	+ 8.7%
Operating profit	100.6	208	+ 106.7%

note : data published in the document concerning the de-merger of Eridania Béghin-Say and approved by the COB on 25 May 2001.

Results have improved for 2001 compared to 2000 mostly due to an increase in both crushing margins and in sales volumes. This holds true for most oil seeds, especially soya. Margins for branded bottled oils sold in Eastern Europe have also increased noticeably.

These results confirm the company's vertical integration strategy, "from the field to the table", combined with geographical integration.

Cereol sold all its shares held in Koipe to SOS Cuétara on December 19th 2001. Koipe's results are included in Cereol's 2001 accounts.

Negotiations for the possible sale of Carapelli are continuing as planned.

No further sales or dis-investment are foreseen.

Perspectives for 2002 are good. Further volume growth is expected within the continuing businesses. Cereol's strategy focusing on oil seeds and their derivatives, strength of its brands, product portfolio diversification, the impact of new industrial investments and cost control measures, shall enable Cereol to strengthen its position.

Press contacts: Tarick Dali : +33 1 40 70 11 89
Jerry Backstrom: +33 1 41 43 10 60
Henri Rieux: +33 1 41 43 19 52

Annual results 2001 : clear improvement

Paris, 14th March 2002 - The Board of Directors of Cereol met today under the chairn
Financial statements of the Company and the Group for the full year ended Decembe
and approved.

Key consolidated figures (in EUR million)	2000 (see n.b.)	2001
Net sales	4,764.7	5,178.6
Operating income Net income – Group share	86.5 (3.5)	200.5 70.5

Breakdown by division	Net sales			Operating inco	
(in EUR million)	2000 (see n.b.)	2001	^01/00	2000 (see n.b.)	2001
Food Oils Europe	3,138.7	3,502.1	+ 11.6%	67.3	168.1
North American Processing	1,421.3	1,447.5	+ 1.7%	12.1	25.4
Specialty Products	203.8	228.1	+ 12.8%	14.5	16.0
Other	0,9	0.9	n.a.	(7.4)	(9.0)
Total	**4,764.7**	**5,178.6**	**+ 8.7%**	**86.5**	**200.5**

n.b. : 2000 pro-forma figures including accounting for goodwill allocation
n.a. : not applicable

The financial results for the year 2001 were very satisfactory.

1. The value of net sales increased by 8.7% in comparison to 2000. This was due tc
and greater sales volumes.

2. The operating income increased significantly reaching 200.5 million Euro which r
131.8% over the figure for 2000. This was due to improved margins in Europe an
lower margins in Canada and higher energy costs.

   The operating income reported in the Cereol press release dated February 8th :
figure of 208 million Euro which was 7.5 million higher than the actual figure. /
release, the operating income did not reflect the final accounting treatment du
following the demerger of the Eridania Béghin-Say group. This allocation has :
accounts.

3. The net income group share reached 70.5 million Euro. This figure includes exce
the sales of non strategic assets (Riso Eurico Italia (1) and Koipe (2)) and streamlir
Utrecht plant (3)).

4. The Board of Directors will propose to the Shareholders Meeting a 2001 dividenc
(excluding the French "Avoir fiscal" tax credit). The pay-out ratio will stand at 23.7
group share and the net yield will be 2.28% based on the last quotation of 28th D
Euro).

5. After the closure of the records of 31st December 2001, Cereol purchased on Fel
minority shareholding of 49% of Oleina Holding. This subsidiary is the parent con
integrated oilseed processor in Ukraine.

6. The Board has noted that the process concerning the possible disposal of Carap satisfactory manner.

7. The next Shareholders Meeting is scheduled to be convened on 11 June 2002.

8. Given the continued trends of 2001, the perspectives for 2002 are very good. Ce strategy focused on oil seeds and their derivatives. This strategy coupled with the integration, geographic diversification, efforts in cost control, impact of the brand products shall together ensure continued success for the group.

Press contacts :

Tarick Dali tel : +33 1 40 70 11 89
Jerry Backstrom tel : +33 1 41 43 10 60
Henri Rieux tel : +33 1 41 43 19 52

(1) as reported in our press release dated October 17th 2001
(2) as reported in our press release dated October 19th 2001
(3) as reported in our press release dated November 7th 2001